

**BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.**

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette

Edward F. McCrory

Jean Saylor

Michael S. Resnick

Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Barrett & Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Barrett & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and *(b)* Barrett & Company stated that Barrett & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Barrett & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barrett & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

*Batchelor, Frechette,
McCrory, Michael & Co.*

Providence, Rhode Island
February 2, 2017

40 Westminster Street, Suite 600   Providence, RI 02903 | P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com